

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2018

Via E-mail
Peng Yang
President and Director
Oranco, Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

> **Re:** **Oranco, Inc.**
> **Current Report on Form 8-K**
> **Filed July 6, 2018**
> **Annual Report on Form 10-K**
> **Filed September 28, 2018**
> **File No. 000-28181**

Dear Mr. Yang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell at (202) 551-3357 with any questions

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: George Du, Esq.
Hunter Taubman Fischer & Li, LLC